FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 8th November 2004.

In accordance with the Listing Rules and Section 329 of the Companies Act 1985, The "Shell" Transport and Trading Company, p.l.c. advises that notice was received today, pursuant to Section 324(2) of the Companies Act 1985 from Mr P R Voser, a Managing Director of this Company, that he has been granted an option over 800,000 shares at an option price of £4.32 per share. The option was granted under the Stock Option Plan 1967 on 5 November 2004 by Shell Petroleum N.V. over Ordinary shares of 25p each in The "Shell" Transport and Trading Company, p.l.c.

In accordance with the Listing Rules The "Shell" Transport and Trading Company, p.l.c. further advises that notice was received today, pursuant to the Companies Act 1985 that Mr P R Voser, a Managing Director of the Company, has received a conditional award of 252,314 Ordinary shares of 25p each in The "Shell" Transport and Trading Company, p.l.c. under the shareholder approved Long-Term Incentive Plan of The Shell Petroleum Company Limited/Shell Petroleum N.V.

The number of shares (if any) which a participant will receive in respect of these conditional awards will depend on the degree of satisfaction of performance conditions measured over the three years ending on 31 December 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 8 November 2004